OGDEN Logo


                                                            at Kekst and Company
                                                                    212-521-4800
                                                                             or:
                                                           Raymond E. Dombrowski
                                                               Ogden Corporation
                                                                    212-868-6000


FOR IMMEDIATE RELEASE


                      OGDEN CORPORATION EXTENDS AND AMENDS
                           SHARE PURCHASE RIGHTS PLAN


NEW YORK, September 29, 2000 -- Ogden Corporation (NYSE: OG) announced today that its Board of Directors has extended the Ogden Shareholder Rights Plan for an additional 10 years and made certain other amendments to the Plan, including the adoption of a Two Year Independent Director Evaluation (or "TIDE") provision. Under the TIDE provision, a committee of independent directors of the Ogden Board will review the amended Rights Plan every two years to determine and advise the Board as to whether its continuation is in the best interests of the Company and its shareholders. The Rights Plan, originally adopted in September 1990, will now expire on October 2, 2010.

George L. Farr, Ogden's Chairman of the Board, stated, "The Board has an announced strategic plan to deliver value to Ogden's shareholders as a pure-play energy company, and we believe that continuing to have the Rights Plan will be a useful tool in helping Ogden complete its restructuring and strategic goals. The purpose of extending the Plan is to ensure that all of our shareholders receive fair and equal treatment in the event of any future takeover proposal for the Company, guard against unfair or coercive takeover tactics and enhance the ability of the Board to maximize shareholder value. The Board also believes we should have independent directors review the Plan periodically to assure that it is serving its intended purpose, and thus we have adopted the two year review period set forth in the TIDE provision."

Under the Plan, each certificate for outstanding shares of Ogden common stock currently represents, and will continue to represent, an equal number of Rights, which Rights are not currently exercisable. As a result of the amendment, if a third party or group acquires 15% or more of Ogden Corporation common stock (other than pursuant to a tender offer for all outstanding shares on terms approved by the Board of Directors), the Rights will become exercisable and the Rights holders (other than such triggering acquiror) will be entitled to purchase for the $80 exercise price Ogden Corporation common stock with a market value of $160. Similarly, if Ogden Corporation is acquired in a merger or other business combination after the Rights become exercisable, each Right will entitle the holder to purchase shares of the acquiror's common stock having a market value equal to twice the Right's exercise price. The Rights may be redeemed by the Board for $0.01 each.

A full description of the Rights Plan will be included in the Company's filings with the Securities and Exchange Commission.

                                      * * *

Ogden Energy Group, a division of Ogden Corporation, is a global developer/owner and operator of independent power projects and provides related infrastructure services. On September 17, 1999, Ogden announced its intent to sell its Entertainment and Aviation businesses to focus exclusively on its role as a leading energy company. Ogden Water Systems, a wholly owned unit of Ogden Energy Group, offers communities single-source design/build/operate services for water and wastewater treatment infrastructure. Additional information about Ogden can be obtained via the Internet at www.ogdencorp.com, or through the Company's automated information system at (888) 643-3612.



Any statements in this communication that may be considered to be "forward looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995, are subject to certain risk and uncertainties. The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in the Company's public filings with the Securities and Exchange Commission and more generally, general economic conditions, including changes in interest rates and the performance of the financial markets; changes in domestic and foreign laws, regulations and taxes; changes in competition and pricing environments; and regional or general changes in asset valuations.

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